April 4, 2016

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549-6010

Attention:	Maryse Mills-Apenteng
Rebekah Lindsey
Craig Wilson
Mitchel Austin
Re:	Nant Health, LLC
Draft Registration Statement on Form S-1
Submitted November 12, 2015
CIK No. 0001566469

Dear Ms. Mills-Apenteng:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 9, 2015, to Dr. Patrick Soon-Shiong, Chairman and Chief Executive Officer of Nant Health LLC (the “Company”) regarding the confidential draft Registration Statement on Form S-1, CIK No. 0001566469 (the “Registration Statement”), submitted by the Company on November 12, 2015.

Simultaneously with the filing of this letter, the Company is confidentially submitting Submission No. 2 to the Registration Statement on Form S-1 (the “Submission No. 2”), responding to the Staff’s comments and updating the Registration Statement. This letter sets forth the comments of the Staff in the comment letter (bold, italicized and numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. We are enclosing a copy of Submission No. 2, together with a copy that is marked to show the changes from the Registration Statement. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on November 12, 2015), all page references herein correspond to the page of Submission No. 2, as applicable.

United States Securities and Exchange Commission

April 4, 2016

General

1.	Please ensure you define and briefly describe each abbreviated or shortened term upon first use. For example, define and briefly describe cOS in the last risk factor on page 13.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout Submission No. 2 to address these comments.

Prospectus Cover Page

2.	Please revise to provide the name of the lead or managing underwriter with your next amendment. Refer to Item 501(b)(8) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover of the prospectus of Submission No. 2 to provide the names of the underwriters.

Table of Contents, page i

3.	Please move the dealer prospectus delivery obligation to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K. Additionally, move the last paragraph on this page and the last paragraph on page 5 to a section of the prospectus not covered by Securities Act Rule 421(d), such as after the risk factors section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in Submission No. 2 to move the dealer prospectus delivery obligation to the outside back cover page of the prospectus.

The Company further advises the Staff that is has revised the disclosure in Submission No. 2 to move the last paragraph from pages i and 5 of the Registration Statement regarding trademarks to page 57 under the section entitled “Trademarks.”

Prospectus Summary

Our unique scale and adoption across the healthcare ecosystem, page 2

4.	You state here that you have over 45 million “lives” on your platforms, consisting of 25 million lives within the care delivery domain and 20 million lives within the payor domain. Please provide support for these statements and include a discussion of how you are defining this term and whether by the term “lives” you are referring to “patients” or another readily understood term. Additionally, tell us how your management uses this metric and what consideration you have given to discussing it as a key performance indicator in your management’s discussion and analysis. For guidance, consider Section III.B.1 of SEC Release No. 33-8350.

United States Securities and Exchange Commission

April 4, 2016

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has supplementally provided support to the Staff for the statements referenced. The Company further advises the Staff that the Company uses “lives” to mean the number of individuals and their eligible dependents enrolled in a particular insurance program and individuals with health care access through a provider network. The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 98 of Submission No. 2 to include a definition of “lives” for investors.

The Company further advises the Staff that it has reviewed Section III.B.1. of SEC Release No. 33-8350 (“Release 8350”). The Company currently does not use “lives” as key performance indicator to evaluate the operations of the Company or for budgeting or managing its business, and therefore, in accordance with Release 8350, the Company does not believe additional disclosure is required.

5.	You state here that 75% of oncologists in the United States have used your decision support system. Please provide support for this statement and revise to clarify the context in which they used your system (e.g., as paying clients, free trial users, other). Additionally, revise to include the current number of clients of this system.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has supplementally provided support to the Staff for the statements referenced.

The Company further advises the Staff that the Company has revised the disclosure on page 98 of Submission No. 2 to include the current number of clients of this system.

6.	Please provide support for your statement that your solutions within the care delivery domain include over 350 of the largest hospitals in the United States connecting more than 32,000 different medical devices and collecting approximately 80 billion vital signs annually.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has supplementally provided support to the Staff for the statements referenced. The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 5, 95, 98, 105, 106 and 124 of Submission No. 2.

7.	We note your statement here that your revenue increased at a compound annual growth rate of 81.7% over the last three years. Please revise to also disclose your net revenue and net loss for each period presented in your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in Submission No. 2 to omit any reference to the compound annual growth rate and has updated page 3 of Submission No. 2 to disclose the net revenue and net loss for each period presented in its financial statements.

United States Securities and Exchange Commission

April 4, 2016

Our Growth Strategy

Expanding our business in international markets, page 4

8.	Please revise to disclose the percentage of revenue you have generated outside the United States for the last fiscal year.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 6 of Submission No. 2 in response to the Staff’s comment.

Risk Factors

Risks related to our systems infrastructure and software applications business

If our existing customers do not continue or renew their agreements with us..., page 22

9.	We note your statement that achieving a high renewal rate of your customer agreements is critical to your future operating results. Please tell us what consideration you have given to disclosing historical renewal rates here or in your management’s discussion and analysis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its cancer decision support SaaS revenue and its software related maintenance revenue are the primary revenue sources impacted by renewal rates. The Company’s other major revenue sources, such as perpetual license fees and implementation fees, are not significantly impacted by renewal rates as the revenue earned is non-recurring in nature. As such, the Company further advises the Staff that the renewal rate metric is therefore helpful for certain aspects of its business, but is not a metric the Company uses for the operation of its business as a whole. In response to the Staff’s comment, the Company advises the Staff that it has clarified the disclosure on page 19 of Submission No. 2.

Risks related to our patient monitoring solutions, page 28

10.	Please consider discussing any material security or privacy risks relating to patient monitoring solutions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe there are any material security or privacy risks specifically relating to patient monitoring solutions that are not already disclosed in the section entitled “Risk Factors—Risks related to reimbursement and government regulation—If we fail to comply with applicable health information privacy and security laws and other state and federal privacy laws, we may be subject to significant liabilities, reputational harm and other negative consequences, including decreasing the willingness of current and potential customers to work with us” on pages 40-46 of Submission No. 2 addressing privacy and security laws generally as they relate to the Company.

United States Securities and Exchange Commission

April 4, 2016

Risks related to our relationships with other companies

We are heavily dependent on our senior management, particularly Dr. Soon-Shiong..., page 30

11.	We note that while Dr. Soon-Shiong will devote a “certain amount” of his time to you, he will also continue to devote a “significant amount” of his time to a number of different endeavors and companies, including NantKwest. We also note that the last risk factor on page 47 of NantKwest’s Form 10-Q for the quarterly period ended September 30, 2015 states that Dr. Soon-Shiong will “primarily focus on NantKwest matters.” Please revise to disclose that Dr. Soon-Shiong will primarily focus on NantKwest matters, if true, and provide a more specific estimate of the amount of time he is expected to spend on your matters. Additionally, discuss here or in a separate risk factor any material conflicting obligations that Dr. Soon-Shiong has as a result of his involvement with other companies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 30 of Submission No. 2 to provide a more specific estimate of the amount of time Dr. Soon-Shiong will spend on matters pertaining to the Company. The Company has further revised the disclosure on page 30 of Submission No. 2 to add a risk factor regarding material conflicting obligations of Dr. Soon-Shiong.

12.	Please advise whether you have entered into or intend to enter into an employment agreement with Dr. Soon-Shiong. If not, revise to disclose this here or in a separate risk factor.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has not entered, nor does it intend to enter, into an employment agreement with Dr. Soon-Shiong. The Company further advises the Staff that it has revised the disclosure on page 30 of Submission No. 2 to provide the requisite disclosure to address the Staff’s comment.

We rely on third-party manufacturers to manufacture our patient monitoring devices..., page 28

13.	We note that you rely on third-party manufacturers to manufacture your patient monitoring devices. Please tell us whether you have material agreements with any of these manufacturers, and if so, include a description of the material terms of any such agreements in the business section.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not have material agreements with any of the manufacturers of its patient monitoring devices and has additional disclosure regarding the lack of such manufacturing agreements.

United States Securities and Exchange Commission

April 4, 2016

Market, Industry and Other Data, page 60

14.	With respect to every third-party statement in your prospectus, such as the information provided by the McKinsey and Co., please provide us with copies of the relevant portions of the studies or reports you cite. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has supplementally provided the studies and reports cited by the Company for the third-party statements in the prospectus to the Staff.

15.	We note that certain studies or reports you cite were published several years ago. For example, you cite a 2012 study published by JAMA. Please tell us whether you aware of similar studies or reports that have been prepared by the authors subsequent to the cited report. If so, confirm that the conclusions do not vary materially from the cited studies or reports or consider revising to include more recent information.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is not aware of similar studies or reports that have been prepared by the authors subsequent to the cited report.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

16.	Please revise your filing to provide pro forma balance sheet and income statement disclosures giving effect to the conversion of your LLC membership units into common stock shares. As this conversion is not a part of the purchases of NDO or NantOmics, LLC or the offering, provide these disclosures in a separate column.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 66 and 67 of Submission No. 2 to add a separate column to the pro forma balance sheet and income statement disclosures giving effect to the conversion of the Company’s LLC membership units into common stock. The Company respectfully advises the Staff that it has not yet completed the conversion of the Company from a limited liability company to a corporation (the “LLC Conversion”), but will update this column accordingly upon its completion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 77

17.	We note that you have a strategic reseller relationship with AllScripts, a greater than five percent beneficial owner. It appears that the transactions with AllScripts should be described in Certain Relationships and Related Party Transactions and any related agreements should be filed as exhibits. Consider Items 404(a) and 601(b)(10)(ii)(A) of Regulation S-K and advise.

United States Securities and Exchange Commission

April 4, 2016

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in “Certain Relationships and Related Party Transactions” on pages 160 and 161 of Submission No. 2 to describe the Company’s strategic reseller relationship with Allscripts. The Company intends to file the related agreement as an exhibit, and notes that it will seek confidential treatment for certain information contained therein.

Comparison of Six Months Ended June 30, 2014 and 2015, page 86

18.	We note your disclosure that your increase in SaaS revenue during the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 was driven primarily by an increase in eviti platform number of users as well as growth in usage by existing clients. We also note your disclosure on page 128 that your sales force appears to be organized around generating sales to new customers separately from existing customers. In light of the foregoing, please tell us whether you use any operating metrics to evaluate the revenues generated by the expansion of sales to existing customers separately from your revenues generated from new customers. If so, tell us what consideration you have given to disclosing these metrics. Refer to Section III.B.1 of SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does have internal metrics for tracking sales to new versus existing customers. Although these metrics assist in evaluating and managing the sales force, the Company does not use these as key metrics to evaluate the operations of the Company or for budgeting or managing its business.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 96

19.	We note your disclosure regarding multiple element arrangements that involve the sale of software and software related services. Please revise your filing to clarify what methodology you use to establish VSOE for PCS. If VSOE is based on stated renewal rates, tell us how you determined the renewal rates are substantive. In this regard, provide the range of renewal rates and tell us the percentage of customers that actually renew at such rates. Alternatively, when VSOE is based on stand-alone sales, provide the volume and range of stand-alone sales used to establish VSOE. Refer to Section V of SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and advised the Staff that it used the stated renewal rate method to establish VSOE and that it believes its renewal rates are substantive. The Company respectfully advises the Staff that it has provided its renewal rates supplementally to the Staff as such rates are competitively sensitive. The Company further advises the Staff that it has revised its disclosure on pages 79 and 91 of Submission No. 2 to state that it used the stated renewal method to determine VSOE and that it believes our stated renewals are substantive.

United States Securities and Exchange Commission

April 4, 2016

20.	In multiple element arrangements that do not include software elements, please clarify specifically whether VSOE is available or whether you use TSP or BESP. If you use TSP or BESP, revise your filing to discuss how you determine the selling price of each of the deliverables, including the significant factors, inputs, assumptions and methods used to determine the selling price. Refer to Section V of SEC Release No. 33-8350 and ASC 605-25-30-6A through C and ASC 605-25-50-2(e).

Response: The Company respectively acknowledges the Staff’s comment and advises the Staff that for non-software arrangements that include multiple-elements, primarily consisting of SaaS agreements, revenue recognition involves the identification of separate units of accounting after consideration of combining and/or segmenting contracts and allocation of the arrangement consideration to the units of accounting on the basis of their relative selling price. The selling price used for each deliverable is based on VSOE of fair value, if available, third party evidence, TPE, of fair value if VSOE is not available, or the Company’s best estimate of selling price, or BESP, if neither VSOE nor TPE is available. In determining the units of accounting for these arrangements, the Company evaluates whether each deliverable has standalone value as defined in the Financial Accounting Standards Board’s guidance. The Company’s SaaS arrangements are treated as a single unit of accounting as the professional services do not have standalone value. The Company has updated its disclosure on pages 89 and F-12 of Submission No. 2 in response to the Staff’s comment.

Goodwill and Intangible Assets, page 98

21.	We note your disclosure on page F-23 that you derecognized goodwill related to your Qi Imaging reporting unit upon sale, which appears to indicate that you have more than one reporting unit. As such, please revise your disclosure to clearly indicate how you determine your reporting units for purposes of goodwill impairment testing and clarify whether you utilized the qualitative test or performed the quantitative test. If you used the quantitative test, revise your disclosure to say, if true, that the fair value of your reporting units is substantially in excess of carrying value as of the date of the last impairment test. If this is not the case, revise your filing to provide the following disclosures:

•	Disclose the percentage by which the fair value of the reporting units exceeded carrying value.

•	Discuss the factors considered when determining whether to use the results of either the discounted cash flow or market multiple valuations. If you use both, discuss how the results of each are weighted when concluding goodwill is not impaired.

•	Discuss potential events and/or changes in circumstances that could be reasonably expected to negatively affect your key assumptions.

United States Securities and Exchange Commission

April 4, 2016

The foregoing disclosures may not be applicable if you assert and disclose that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it determines a reporting unit as a business for which discrete financial information is available and where management regularly reviews the operating results of the business. In early 2015, the Company reorganized its reporting structure and performed a qualitative test at a reporting unit level which determined that a quantitative test was unnecessary as no reporting units were at risk. The Company has revised the disclosure on page F-26 of Submission No. 2 to provide the requisite disclosure to address the Staff’s comment.

Business

Overview, page 101

22.	We note your statement on page 101 that “broken fee-for-service models are generating close to $765 billion of waste in the U.S. healthcare system.” Please revise to disclose the source of this statistic, which should be consistent with your disclosure on page 103.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 94 and 99 of Submission No. 2 to address the Staff’s comment.

Our Clients, page 128

23.	Please revise to include a comprehensive discussion describing who your clients are and the number of clients you have by category and in the aggregate. In this regard, we note references throughout your document to various groups that implement, use or benefit from your products and services but who may not be your customers. Your revised disclosure should distinguish clearly between customers and users or beneficiaries of your products and services.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 131 of Submission No. 2 to disclose the number of clients by category. The Company further advises the Staff that it has revised references throughout Submission No. 2 to indicate the various groups that implement, use or benefit from its products and services, but who may not also be customers. For example, eviti is primarily being sold to health plans as paying customers, but oncologists and their patients benefit from access to the platform.

United States Securities and Exchange Commission

April 4, 2016

Intellectual Property, page 130

24.	Please describe your legal rights to new or improved intellectual properties and technologies developed by Dr. Soon-Shiong, including whether you have entered into any agreements with him in this regard, such as an inventions and secrecy or similar agreement. Consider adding a risk factor that discusses any resulting material risks.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not have any written contractual agreements with respect to any intellectual property and technology that relate to its business developed in the future by Dr. Soon-Shiong. However, Dr. Soon-Shiong recently filed for one or more patent applications that have been assigned to the Company by way of a written contractual agreement. The Company advises the Staff that it has revised the disclosure on page 34 of Submission No. 2 to address the Staff’s comment.

Legal proceedings, page 138

25.	On page 33 you disclose that two former employees filed a complaint against you alleging that they were terminated in violation of Florida’s Whistleblower Act. Please tell us what consideration you have given to disclosing this suit in your legal proceedings section.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company reviewed Item 103 of Regulation S-K (“Item 103”), requiring disclosure of material pending legal proceedings, when considering whether to disclose the referenced suit in its legal proceedings section. The Company further advises the Staff that the maximum amount in dispute, ascertained through communications with the two former employees’ counsel, would be substantially covered by the Company’s insurance. The Company expects its maximum exposure, taking insurance coverage into account, to be less than $250,000, which is not material to the Company. As a result, the Company determined that disclosure of this lawsuit is not required in the legal proceedings section pursuant to Item 103.

Management

Executive officers, page 139

26.	Please revise Dr. Soon-Shiong’s biography to clarify that NantKwest, Inc. is a publicly-traded company. Additionally, advise whether NantKwest is an affiliate, and if so, revise to disclose this. For guidance, consider Item 401(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 143 of Submission No. 2 to clarify that NantKwest, Inc. is a public company. The Company further advises the Staff that Dr. Soon-Shiong has a controlling interest in both NantKwest, Inc. and the Company and as such, NantKwest is an affiliate of the Company. The Company has therefore revised the disclosure on page 143 of Submission No. 2 to indicate as such.

United States Securities and Exchange Commission

April 4, 2016

Certain Relationships and Related Party Transactions

LLC Conversion, page 156

27.	You disclose you may be required to make tax distributions to certain equity holders for the portion of 2015 prior to the LLC Conversion. In addition, on page F-50 you disclose a required vested phantom unit payout distribution to owners, either in cash or non-cash payments. To the extent it is reasonably likely material payments will be required, please revise your filing to disclose the amounts or range of amounts within the MD&A liquidity discussion. If you intend to issue shares in the IPO to satisfy the obligation to pay out to your phantom unit holders, confirm that specifically in the related disclosures throughout your discussion. See SEC Release No. 33-8350 and Item 303 of Regulation S-K. In addition, tell us also how such distributions would be considered in your “Use of Proceeds” disclosures throughout the filing and what consideration you gave to the disclosure guidance in SAB Topic 1B.3.

Response: The Company respectfully advises the Staff that in connection with the LLC Conversion, (i) holders of NantHealth, LLC phantom units issued pursuant to the NantHealth, LLC Phantom Unit Plan will receive restricted stock units in NantHealth, Inc. and (ii) holders of profits interests in NantHealth, LLC issued pursuant to the NantHealth, LLC Profits Interests Plan will receive shares of restricted stock in NantHealth, Inc. In light of the foregoing, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 89 within the MD&A liquidity section of Submission No. 2 to address the Staff’s comments.

Further, the Company respectfully advises the Staff that these issuances will be part of the LLC Conversion, as opposed to distributions, and therefore no revisions to the “Use of Proceeds” disclosures should be necessary. The Company has reviewed the disclosure guidance in SAB Topic 1B.3, but in light of the foregoing, the Company does not believe it is applicable in this situation.

Agreements with affiliates of NantWorks, LLC, page 158

28.	We note that you have entered into a shared services agreement with NantWorks, LLC. Please file the shared services agreement as an exhibit or advise. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to file the shared services agreement with NantWorks, LLC as an exhibit.

United States Securities and Exchange Commission

April 4, 2016

Description of Securities, page 162

29.	We note the risk factor on page 56 discussing the exclusive forum provision of your amended and restated certificate of incorporation. Please revise this section to include a summary of the provision. Additionally, be advised that we may have additional comments once your amended and restated certificate of incorporation has been filed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 53 of Submission No. 2 to include a summary of the requested provision in the Company’s amended and restated certificate of incorporation.

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Changes in Members’ Equity, page F-7

30.	Rule 3-04 of Regulation S-X requires a reconciliation of all captions of stockholder’s equity, to include mezzanine equity. Therefore, please include a separate column, with its own total separate from permanent equity, which reflects all changes within your mezzanine equity for each period presented, or alternatively, include this information in the notes to the financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-35 in footnote 17 to the Company’s financial statements for the year ended December 31, 2015 of Submission No. 2 to address the Staff’s comment.

Note 2. Summary of Significant Accounting Policies

Non-Controlling Interests, page F-12

31.	We note that you appear to record certain profit sharing arrangements as non-controlling interests. Please revise your filing to describe in greater detail the terms of your profit sharing arrangements and clarify why they are accounted for as non-controlling interests as that term is defined by ASC 810-10-20.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-10 in footnote 2 to the Company’s financial statements for the year ended December 31, 2015 of Submission No. 2 to address the Staff’s comment.

Revenue Recognition, page F-12

32.	Your disclosure on page 22 indicates that a significant number of your customer agreements allow for the termination of such agreements for convenience, typically with one to three months advance notice, and your disclosure on page 43 indicates that you may be required to refund fees in certain circumstances. Please revise your filing to disclose any performance, cancellation, termination or refund type provisions in your customer contracts and disclose the impact these terms have on your revenue recognition policies. Refer to ASC 605-25-50-2.d.

United States Securities and Exchange Commission

April 4, 2016

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-11 of Submission No. 2 to state that a number of our customer agreements allow for termination for convenience. However, such termination rights do not include any refunds other than prepaid maintenance services. The Company has also updated the disclosure in Submission No. 2 to state that certain contracts allow for termination and a refund of all fees in the event that software acceptance has not occurred. The Company’s revenue recognition policy disclosure has been updated to reflect the impact of these terms on revenue recognition.

33.	On page 78, you disclose that your products are sold in part through channel partners, and that you have a reseller arrangement with AllScripts. You also disclose that you recognize revenue from reseller arrangements when the resellers sell the software to their clients and installation of the software solution has occurred through use of the sell-through method. Please address the following:

•	On page 128 you state that channel partners generally do not make sales but instead provide you with leads used to develop new business through your direct sales force and provide your relationship with AllScripts as an example. As such, clarify specifically the nature of your relationship with AllScripts and revise your disclosure on page 78 to clarify the difference between channel relationships and resellers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78 of Submission No. 2 to remove the references to Allscripts as a channel partner. The Company further advises the Staff that it has also revised its disclosure on page 132 to clarify the difference between a channel partner versus a reseller.

•	Tell us how you confirm that an end-user has purchased your product and the product has been delivered. Describe the type of evidence obtained from the reseller and the timeliness of this evidence.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is directly involved in the implementation of products and therefore has direct knowledge of delivery of such products, even though the sales occur through resellers. Confirmation of implementation is obtained before any revenue is recognized.

•	Tell us whether you offer your resellers any concessions, such as rights of return or price protection, or whether there are any rights of return held by the end-user. If so, tell us how you account for these contingencies

United States Securities and Exchange Commission

April 4, 2016

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not offer any concession which would impact revenue recognition of reseller revenue such as rights of return or price protection.

•	Disclose the amount of revenue recognized from these third-party sales for the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-10 and F-11 of Submission No. 2 to address the Staff’s comment.

Note 15. Redeemable Series F Units

34.	Please revise your disclosure to clarify the circumstances under which the Redeemable Series F units can be redeemed. Refer to ASC 480-10-S99 and ASC 505-10-50-3.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-34 and F-35 of the Company’s financial statements for the year ended December 31, 2015 of Submission No. 2 to address the Staff’s comment.

Unaudited Condensed Consolidated Financial Statements for the Six-months Ended June 30, 2014 and 2015

Note 3. Business Combinations and Investments

NantOmics, page F-45

35.	Please revise your filing to provide summarized financial information required by Rule 10-01(b)(1) of Regulation S-X for each significant equity method investment or tell us why such information is not required. Alternatively, revise the Unaudited Condensed Consolidated and Combined Financial Statements beginning on page F-77 to provide updated financial results as of the same date your interim results are required to be presented.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company only owned its equity method investment in NantOmics, LLC for a total of twelve days during the three month period ended June 30, 2015. The Company, in consultation with its independent registered accounting firm, assessed the materiality of NantOmics, LLC’s financial information for this twelve day period and concluded that disclosure was not quantitatively or qualitatively material to the Company’s financial statements.

The Company intends to include the required financial information required by Rule 10-01(b)(1) of Regulation S-X in future interim periods for each significant equity method investment.

United States Securities and Exchange Commission

April 4, 2016

Note 14. Subsequent Events, page F-51

36.	We note your disclosure on page 156 that you will effect a conversion from an LLC to a corporation pursuant to your LLC Agreement that has been approved by your board of directors. Please disclose the date of approval by your board of directors and tell us your consideration of disclosing the plan of conversion as a subsequent event. Refer to ASC 855-10-5-2.

Response: The Company respectfully acknowledges the Staff’s comment and notifies the Staff that it will revise the disclosure in the Registration Statement once the Company has approved and effectuated the plan of conversion.

Independent Auditors’ Report, page F-53

37.	We note that the audit opinion of Mayer Hoffman McCann P.C. references reliance on the audit report of other auditors. Please revise your filing to include the report of this other auditor or tell us why you have not provided this report. Refer to Rule 2-05 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included the audit opinion of the other auditor on page F-42 of Submission No. 2 to address the Staff’s comment.

Part II: Information Not Required in Prospectus

Item 15. Recent sales of unregistered securities, page II-2

38.	Refer to paragraphs 8 - 10. For securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by you. See Item 701(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page II-2 of Submission No. 2 to address the Staff’s comment.

39.	Please revise this section to disclose the exemptions claimed and briefly state the facts relied upon that made the exemptions available. See Item 701(d) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page II-2 of Submission No. 2 to address the Staff’s comment.

General

40.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

United States Securities and Exchange Commission

April 4, 2016

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide copies of all written communications that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) under the Securities Act. To date, there have been none so presented or distributed.

41.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Company respectfully acknowledges the Staff’s comment and will provide sufficient time for the Staff to review a pre-effective amendment with a price range included and with the related information now appearing blank throughout the document completed.

42.	Please provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and has provided all the graphical materials and artwork in Submission No. 2 that it intends to include at this time. The Company acknowledges that should it decide to add any graphic or artwork in subsequent filings, that the Staff may have further comments.

* * *

Please direct any questions with respect to the Company’s responses or Submission No. 2 to me at (858) 350-2308, or to my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

Sincerely,

/s/ Martin J. Waters

Martin J. Waters

United States Securities and Exchange Commission

April 4, 2016

Enclosures

cc (w/ enclosures):	Patrick Soon-Shiong, Chairman and Chief Executive Officer, Nant Health, LLC
Charles C. Kim, General Counsel, Nant Health, LLC
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, Professional Corporation